EARTH LIFE SCIENCES INC.

December 23, 2015

AD Office 11 - Telecommunications

Attention: Carlos Pacho

RE:

Earth Life Sciences Inc.

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2014

Filed November 19, 2015

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Filed November 24, 2015

Response dated November 23, 2015

File No. 001-31444

Dear Sir:

This letter is in response to your comment letter of December 7, 2015.

1: We have engaged an auditor to assist us with the audit of our 10-K for December 31, 2014.  We anticipate filing the audited 10-K on or before February 5, 2016.

2: We are forwarding your comment to the auditors to make sure this request is included in the audited 10-K.

3: We have amended our filing to reflect all items within operating, investing, and financing activities in the 10-Q.  However, we are forwarding our amended 10-Q along with your comment to the auditors and asked them to review our filing.

We confirm the following:

•

That the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above to be in order.

EARTH LIFE SCIENCES INC.

By:

/s/ “Angelo Marino”

Angelo Marino